FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of May, 2003

Telesis North Communications Inc.

35 – The Links Road, Ste. 210 – Toronto, Ontario, M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules..

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer

Telesis North Communications Inc.

Suite #210 - 35, The Links Road

Toronto, Ontario

M2P 1T7

Item 2

Date of Material Change

May 7, 2003

Item 3

Press Release

See attached copy of News Release issued May 7, 2003

Item 4

Summary of Material Change

See attached copy of the May 7, 2003, News Release.

Item 5

Full Description of Material Change

See attached copy of the May 7, 2003, News Release.

Item 6

Reliance on Section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officers

F. Derek Woods, President, Director of the Issuer, is knowledgeable about the material change and this report.  His business telephone no. is (416) 229-9666.

Item 9

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Naples Florida, USA, the 7th day of May, 2003.

“F. Derek Woods”

F. Derek Woods

President, Director

TELESIS ANNNOUNCES CLOSING OF PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA – May 7, 2003 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced a the closing of a private placement of 2,121,070 Units.

Each Unit is comprised of one common share and one two-year share purchase warrant at a price of $0.10 per Unit. Each warrant will entitle the holder to purchase one additional Common Share of the Issuer at a price of $0.10 if exercised within 24 months from May 6, 2003. The shares forming part of the Units or which may be exercised upon exercise of the warrants forming part of the units will be subject to a hold period expiring on September 7, 2003 .

The Company has received the sum of $205,501.00 as net proceeds of the private placement after deduction of expenses.

The Company has also approved the granting of 66,060 Units to Larry J. Brock, representing payment of a commission/finder’s fee in connection with the private placement.

The net proceeds of the private placement will be used general working capital.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the United Kingdom.  The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

Tel.

+1.416.228.2372

E-mail:

investor@telesis.ca

Toll Free.

+1.866.578.8935 (North America only)

Fax.

+1.503.212.9311

Web Site:

www.telesis.ca/s/Investors.asp

© 2003 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company’s ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company’s expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.. (Registrant) By: “F. Derek Woods” F. Derek Woods, President

Dated:  May 7, 2003